UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 6)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

Standard Pacific Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

8375C101

(CUSIP Number)

MatlinPatterson Global Advisers LLC

Attn: Robert H. Weiss, General Counsel

520 Madison Avenue, 35th Floor

New York, NY 10022

212-651-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Robb L. Tretter

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

212-596-9512

May 20, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8375C101	Page 2 of 14 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MP CA Homes LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power *
	9	Sole dispositive power -0-
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) PN

*	The Investor (as defined in the Introduction) beneficially owns, and is the record holder of, 267,829 shares of Junior Preferred and 126,400,000 shares of Common Stock. The Junior Preferred Stock, together with the Common Stock held by the Investor, currently represent 49% of the total voting power of the voting stock of the Issuer (as defined in the Introduction). The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to shares of Junior Preferred Stock held by the Investor, together with votes attributable to shares of Common Stock held by the Investor, cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 87,812,786.89 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 87,812,786.89 shares of Common Stock, which, together with the 126,400,000 shares of Common Stock held by the Investor, equals approximately 58.8% of the outstanding Common Stock. The Reporting Persons (as defined in the Introduction) share voting power and the power to dispose or direct the disposition of the Common Stock and Junior Preferred Stock held directly by the Investor.

CUSIP No. 8375C101	Page 3 of 14 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Opportunities Partners III L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power *
	9	Sole dispositive power -0-
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) PN

*	The Investor (as defined in the Introduction) beneficially owns, and is the record holder of, 267,829 shares of Junior Preferred and 126,400,000 shares of Common Stock. The Junior Preferred Stock, together with the Common Stock held by the Investor, currently represent 49% of the total voting power of the voting stock of the Issuer (as defined in the Introduction). The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to shares of Junior Preferred Stock held by the Investor, together with votes attributable to shares of Common Stock held by the Investor, cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 87,812,786.89 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 87,812,786.89 shares of Common Stock, which, together with the 126,400,000 shares of Common Stock held by the Investor, equals approximately 58.8% of the outstanding Common Stock. The Reporting Persons (as defined in the Introduction) share voting power and the power to dispose or direct the disposition of the Common Stock and Junior Preferred Stock held directly by the Investor.

CUSIP No. 8375C101	Page 4 of 14 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Opportunities Partners (Cayman) III L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power *
	9	Sole dispositive power -0-
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) PN

*	The Investor (as defined in the Introduction) beneficially owns, and is the record holder of, 267,829 shares of Junior Preferred and 126,400,000 shares of Common Stock. The Junior Preferred Stock, together with the Common Stock held by the Investor, currently represent 49% of the total voting power of the voting stock of the Issuer (as defined in the Introduction). The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to shares of Junior Preferred Stock held by the Investor, together with votes attributable to shares of Common Stock held by the Investor, cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 87,812,786.89 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 87,812,786.89 shares of Common Stock, which, together with the 126,400,000 shares of Common Stock held by the Investor, equals approximately 58.8% of the outstanding Common Stock. The Reporting Persons (as defined in the Introduction) share voting power and the power to dispose or direct the disposition of the Common Stock and Junior Preferred Stock held directly by the Investor.

CUSIP No. 8375C101	Page 5 of 14 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Partners III LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power *
	9	Sole dispositive power -0-
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) HC

*	The Investor (as defined in the Introduction) beneficially owns, and is the record holder of, 267,829 shares of Junior Preferred and 126,400,000 shares of Common Stock. The Junior Preferred Stock, together with the Common Stock held by the Investor, currently represent 49% of the total voting power of the voting stock of the Issuer (as defined in the Introduction). The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to shares of Junior Preferred Stock held by the Investor, together with votes attributable to shares of Common Stock held by the Investor, cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 87,812,786.89 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 87,812,786.89 shares of Common Stock, which, together with the 126,400,000 shares of Common Stock held by the Investor, equals approximately 58.8% of the outstanding Common Stock. The Reporting Persons (as defined in the Introduction) share voting power and the power to dispose or direct the disposition of the Common Stock and Junior Preferred Stock held directly by the Investor.

CUSIP No. 8375C101	Page 6 of 14 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Advisers LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power *
	9	Sole dispositive power -0-
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) IA

*	The Investor (as defined in the Introduction) beneficially owns, and is the record holder of, 267,829 shares of Junior Preferred and 126,400,000 shares of Common Stock. The Junior Preferred Stock, together with the Common Stock held by the Investor, currently represent 49% of the total voting power of the voting stock of the Issuer (as defined in the Introduction). The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to shares of Junior Preferred Stock held by the Investor, together with votes attributable to shares of Common Stock held by the Investor, cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 87,812,786.89 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 87,812,786.89 shares of Common Stock, which, together with the 126,400,000 shares of Common Stock held by the Investor, equals approximately 58.8% of the outstanding Common Stock. The Reporting Persons (as defined in the Introduction) share voting power and the power to dispose or direct the disposition of the Common Stock and Junior Preferred Stock held directly by the Investor.

CUSIP No. 8375C101	Page 7 of 14 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson PE Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power *
	9	Sole dispositive power -0-
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) HC

*	The Investor (as defined in the Introduction) beneficially owns, and is the record holder of, 267,829 shares of Junior Preferred and 126,400,000 shares of Common Stock. The Junior Preferred Stock, together with the Common Stock held by the Investor, currently represent 49% of the total voting power of the voting stock of the Issuer (as defined in the Introduction). The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to shares of Junior Preferred Stock held by the Investor, together with votes attributable to shares of Common Stock held by the Investor, cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 87,812,786.89 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 87,812,786.89 shares of Common Stock, which, together with the 126,400,000 shares of Common Stock held by the Investor, equals approximately 58.8% of the outstanding Common Stock. The Reporting Persons (as defined in the Introduction) share voting power and the power to dispose or direct the disposition of the Common Stock and Junior Preferred Stock held directly by the Investor.

CUSIP No. 8375C101	Page 8 of 14 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power *
	9	Sole dispositive power -0-
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) HC

*	The Investor (as defined in the Introduction) beneficially owns, and is the record holder of, 267,829 shares of Junior Preferred and 126,400,000 shares of Common Stock. The Junior Preferred Stock, together with the Common Stock held by the Investor, currently represent 49% of the total voting power of the voting stock of the Issuer (as defined in the Introduction). The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to shares of Junior Preferred Stock held by the Investor, together with votes attributable to shares of Common Stock held by the Investor, cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 87,812,786.89 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 87,812,786.89 shares of Common Stock, which, together with the 126,400,000 shares of Common Stock held by the Investor, equals approximately 58.8% of the outstanding Common Stock. The Reporting Persons (as defined in the Introduction) share voting power and the power to dispose or direct the disposition of the Common Stock and Junior Preferred Stock held directly by the Investor.

CUSIP No. 8375C101	Page 9 of 14 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David J. Matlin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power *
	9	Sole dispositive power -0-
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) IN

*	The Investor (as defined in the Introduction) beneficially owns, and is the record holder of, 267,829 shares of Junior Preferred and 126,400,000 shares of Common Stock. The Junior Preferred Stock, together with the Common Stock held by the Investor, currently represent 49% of the total voting power of the voting stock of the Issuer (as defined in the Introduction). The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to shares of Junior Preferred Stock held by the Investor, together with votes attributable to shares of Common Stock held by the Investor, cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 87,812,786.89 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 87,812,786.89 shares of Common Stock, which, together with the 126,400,000 shares of Common Stock held by the Investor, equals approximately 58.8% of the outstanding Common Stock. The Reporting Persons (as defined in the Introduction) share voting power and the power to dispose or direct the disposition of the Common Stock and Junior Preferred Stock held directly by the Investor.

CUSIP No. 8375C101	Page 10 of 14 Pages

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark R. Patterson
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power *
	9	Sole dispositive power -0-
	10	Shared dispositive power *
11	Aggregate amount beneficially owned by each reporting person *
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) *
14	Type of reporting person (see instructions) IN

*	The Investor (as defined in the Introduction) beneficially owns, and is the record holder of, 267,829 shares of Junior Preferred and 126,400,000 shares of Common Stock. The Junior Preferred Stock, together with the Common Stock held by the Investor, currently represent 49% of the total voting power of the voting stock of the Issuer (as defined in the Introduction). The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to shares of Junior Preferred Stock held by the Investor, together with votes attributable to shares of Common Stock held by the Investor, cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is initially convertible into up to 87,812,786.89 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 87,812,786.89 shares of Common Stock, which, together with the 126,400,000 shares of Common Stock held by the Investor, equals approximately 58.8% of the outstanding Common Stock. The Reporting Persons (as defined in the Introduction) share voting power and the power to dispose or direct the disposition of the Common Stock and Junior Preferred Stock held directly by the Investor.

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934

Introduction

This amendment (“Amendment No. 6”) amends the Schedule 13D Statement, filed July 3, 2008 (the “Statement”, as amended by Amendment No. 1 thereto, filed August 20, 2008, Amendment No. 2 thereto, filed September 4, 2008, Amendment No. 3 thereto, filed June 25, 2009, Amendment No. 4 thereto, filed November 24, 2010, and Amendment No. 5 thereto, filed December 23, 2010, the “Amended Statement”) filed on behalf of (i) MP CA Homes LLC, a Delaware limited liability company (the “Investor”), (ii) MatlinPatterson Global Opportunities Partners III L.P. (“Matlin Partners (Delaware)”), a Delaware limited partnership, (iii) MatlinPatterson Global Opportunities Partners (Cayman) III L.P. (“Matlin Partners (Cayman)” and, together with Matlin Partners (Delaware), the “Matlin Partners”), a Cayman Islands limited partnership, (iv) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by each of the Matlin Partners, (v) MatlinPatterson Global Partners III LLC (“Matlin Global Partners”), a Delaware limited liability company, as the general partner of each of the Matlin Partners, (vi) MatlinPatterson PE Holdings LLC (“Matlin PE Holdings”), a Delaware limited liability company and formerly known as MatlinPatterson Asset Management LLC, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (vii) MatlinPatterson LLC (“MatlinPatterson”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin PE Holdings, and (viii) David J. Matlin and Mark R. Patterson each, as a holder of 50% of the membership interests in MatlinPatterson. The Investor, Matlin Partners (Delaware), Matlin Partners (Cayman), Matlin Advisers, Matlin Global Partners, Matlin PE Holdings, MatlinPatterson, David J. Matlin and Mark R. Patterson are collectively referred to in this Statement as the “Reporting Persons” and each is a “Reporting Person.” Capitalized terms used and not defined in this Amendment No. 6 shall have the meanings set forth in the Amended Statement. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Amended Statement.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented by adding the following:

(a) On May 15, 2013, the Investor and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Credit Suisse Securities (USA) LLC (“Credit Suisse”), as representative of the underwriters listed therein (collectively, the “Underwriters”), relating to the offer and sale by the Investor of 20,000,000 shares of Common Stock of the Issuer (the “Underwritten Shares”) at a price to the public of $9.50 per share (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Investor granted the Underwriters a 30-day option to purchase up to 3,000,000 additional shares of Common Stock of the Issuer (the “Option Shares,” and with the Underwritten Shares, the “Shares”) solely to cover over-allotments, which the Underwriters exercised on May 16, 2013.

In addition, pursuant to the Underwriting Agreement, the Investor has agreed to, among other things, not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or other securities convertible into Common Stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other convertible securities (each such action, a “Transfer”) (subject to certain exceptions) for a period of 90 days from the date of the Underwriting Agreement. The description of the Underwriting Agreement contained herein is qualified in its entirety by the full text of the Underwriting Agreement, a copy of which is attached hereto as Exhibit 11 and is incorporated herein by reference.

In connection with the Underwriting Agreement, David Matlin entered into a separate lock-up agreement with Credit Suisse (the “Lock-Up Agreement”), pursuant to which he agreed not to effect a Transfer of any shares of Common Stock or other securities convertible into Common Stock (subject to certain exceptions) for a period of 90 days from the date of the prospectus supplement filed on May 16, 2013 for the Public Offering (as defined in the Underwriting Agreement). The form of the Lock-Up Agreement is attached hereto as Exhibit 12 and is incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer

Item 5 is amended and supplemented by adding the following:

Pursuant to an underwritten offering, on May 20, 2013, the Investor sold an aggregate of 23,000,000 shares of Common Stock at a price to the public of $9.50 per share, in cash for an aggregate $218,500,000 as set forth in the Underwriting Agreement, a copy of which is attached hereto as Exhibit 11 and is incorporated herein by reference. Additionally, on May 20, 2013, the Investor converted 183,000 shares of Junior Preferred Stock into 60,000,000 shares of Common Stock. Following the sale and the conversion both as described above, the Investor beneficially owns, and is the record holder of, 267,829 shares of Junior Preferred Stock and 126,400,000 shares of Common Stock. The Junior Preferred Stock, together with the Common Stock held by the Investor, currently represent 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock will vote with the Common Stock on an as-converted basis provided that the votes attributable to such shares of Junior Preferred Stock held directly by the Investor, together with votes attributable to shares of Common Stock held directly by the Investor, cannot exceed 49% of the total voting power of the voting stock of the Issuer. The Junior Preferred Stock is convertible into up to 87,812,786.89 shares of Common Stock; however, the Investor is not entitled to convert the Junior Preferred Stock into Common Stock unless after such conversion it would hold no more than 49% of the voting power of the voting stock of the Issuer. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, the holders of Junior Preferred Stock will receive the amount payable if the Junior Preferred Stock had been converted into Common Stock immediately prior to the liquidating distribution. For such purposes, the as-converted number for the Junior Preferred Stock would be 87,812,786.89 shares of Common Stock, which, together with the 126,400,000 shares of Common Stock held by the Investor, equals approximately 58.8% of the outstanding Common Stock based on the outstanding Common Stock reported in the prospectus supplement filed on May 16, 2013. The Reporting Persons share voting power and the power to dispose or direct the disposition of the Common Stock and Junior Preferred Stock held directly by the Investor.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented by adding the following:

In connection with the underwritten offering described in Item 4 above, the Investor has entered into the Underwriting Agreement, in which it has agreed to, among other things, not effect a Transfer of any shares of Common Stock or other securities convertible into Common Stock (subject to certain exceptions) for up to 90 days from the date of the Underwriting Agreement. The terms of the Underwriting Agreement are hereby incorporated by reference in this Item 6. Additionally, as disclosed in Item 4, David Matlin entered into the Lock-Up Agreement with Credit Suisse, the form of which is attached hereto as Exhibit 12 and incorporated herein by reference.

Item 7.	Material to be filed as Exhibits

The following are filed as exhibits to this Amended Statement:

Exhibit 1	Power of Attorney of David J. Matlin (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on August 18, 2008).

Exhibit 2	Power of Attorney of Mark R. Patterson (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on August 18, 2008).

Exhibit 3	Agreement as to Joint Filing of Schedule 13D (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on July 3, 2008).

Exhibit 4	Investment Agreement, dated as of May 26, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 27, 2008).

Exhibit 5	Amendment No. 1 to Investment Agreement, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 6	Certificate of Designations relating to the Senior Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 7	Certificate of Designations relating to the Junior Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 8	Stockholders Agreement, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 9	Warrant to purchase certain shares of Senior Convertible Preferred Stock, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).

Exhibit 10	Amendment to Warrant to purchase certain shares of Senior Convertible Preferred Stock, dated as of November, 23, 2010, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 24, 2010).

Exhibit 11	Underwriting Agreement, dated as of May 15, 2013, between Standard Pacific Corp., MP CA Homes LLC and Credit Suisse Securities (USA) LLC as representative of certain underwriters listed therein (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on May 20, 2013).

Exhibit 12	Form of Lock-Up Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2013

MP CA HOMES LLC		MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS III L.P.

By:	/s/ Robert H. Weiss	By:	/s/ Robert H. Weiss
Name:	Robert H. Weiss	Name:	Robert H. Weiss
Title:	General Counsel	Title:	General Counsel

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (CAYMAN) III L.P.		MATLINPATTERSON GLOBAL ADVISERS LLC

By:	/s/ Robert H. Weiss	By:	/s/ Robert H. Weiss
Name:	Robert H. Weiss	Name:	Robert H. Weiss
Title:	General Counsel	Title:	General Counsel

MATLINPATTERSON GLOBAL PARTNERS III LLC		MATLINPATTERSON PE HOLDINGS LLC

By:	/s/ Robert H. Weiss	By:	/s/ Robert H. Weiss
Name:	Robert H. Weiss	Name:	Robert H. Weiss
Title:	General Counsel	Title:	General Counsel

MATLINPATTERSON LLC		DAVID J. MATLIN

By:	/s/ Robert H. Weiss	/s/ Robert H. Weiss
Name:	Robert H. Weiss	Name:	Robert H. Weiss
Title:	General Counsel	Title:	Attorney-in-Fact

MARK R. PATTERSON

/s/ Robert H. Weiss
Name:	Robert H. Weiss
Title:	Attorney-in-Fact